EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Picky Bars, LLC.	Oregon	100%	—	—
Global Superfoods Corp	Delaware	100%	(1)	—
Navitas LLC	Delaware	100% (1)	—	—
Terrasoul Superfoods, LLC	Delaware	100%	—	—
(1) Global Superfoods Corp holds 98.7% of the direct interest in Navitas LLC, and Laird Superfood, Inc. holds the remaining 1.3%.